Exhibit 3.1

AMENDMENT TO BY-LAWS OF REPRO MED SYSTEMS, INC.

The By-Laws of Repro Med Systems, Inc. dated are hereby amended as follows:

Article III is hereby amended by adding a new Section 7 as follows:

Section 7.  Chairman of the Board; Lead Director. The Chairman of the Board, if one be elected, shall be appointed by resolution of the Board of Directors and shall preside at all meetings of the Board of Directors and shareholders.  If the offices of the Chief Executive Officer and Chairman of the Board are not separate, or if the Chairman is not considered by the Board of Directors to be an independent director, the independent directors will elect one of their number to serve as Lead Director.  The Lead Director, if any, will chair meetings of independent directors, will facilitate communications between other members of the Board of Directors and the Chief Executive Officer and the Chairman, and will assume other duties which the independent directors as a whole may designate from time to time.

Article IV, Section 2 is hereby deleted in its entirety and replaced with the following:

The Chairman of the Board, if one be elected, shall preside at all meetings of the Board of Directors and shareholders and shall perform such other duties as may be assigned by the Board of Directors or the Executive Committee.

Except as herein amended, the By-Laws shall remain in full force and effect.

AS APPROVED BY THE BOARD OF DIRECTORS ON MAY 3, 2018